UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 23, 2021

SPARTAN ACQUISITION CORP. II

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39739	85-2599566
(State or incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 West 57th Street, 43rd Floor New York, NY	10019
(Address of Principal Executive Offices)	(Zip Code)

(212) 515-3200

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	SPRQ U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	SPRQ	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	SPRQ WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On January 23, 2021, Spartan Acquisition Corp. II, a Delaware corporation (“Spartan”), SL Invest I Inc., a Delaware corporation and wholly owned subsidiary of Spartan (“MergerCo1”), SL Invest II LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan (“MergerCo2”), SL Financial Investor I LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan (“Holdings I”), SL Financial Investor II LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan (“Holdings II”), SL Financial Holdings Inc., a Delaware corporation and wholly owned subsidiary of Spartan (“Spartan Sub”), SL Financial LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan Sub (“OpCo Merger Sub” and collectively with MergerCo1, MergerCo2, Holdings I, Holdings II and Spartan Sub, the “Spartan Subsidiaries”), Sunlight Financial LLC, a Delaware limited liability company (“Sunlight”), FTV-Sunlight, Inc., a Delaware corporation (“FTV Blocker”) and Tiger Co-Invest B Sunlight Blocker, LLC, a Delaware limited liability company (“Tiger Blocker,” and collectively with FTV Blocker, the “Blockers”), entered into a business combination agreement (the “Business Combination Agreement”). Subject to the satisfaction or waiver of the conditions to closing of the transactions contemplated by the Business Combination Agreement (the “Transactions”) described below, the Transactions will effect a business combination between Spartan and Sunlight.

Transaction Structure and Consideration

Following the closing of the Transactions (the “Closing”), the combined company will be organized in an “Up-C” structure, meaning that all of the material assets of the combined company will be held by Sunlight, and Spartan’s only material assets will be its equity interests in Sunlight.

Prior to the Closing, the outstanding units representing limited liability company interests in Sunlight and equity award units issued pursuant to Sunlight’s long-term incentive plan (collectively, the “Existing Sunlight Units”) will be owned by the Blockers and certain other persons and entities (such other owners of Existing Sunlight Units, the “Unblocked Sunlight Unitholders”). At the Closing, the owners of Existing Sunlight Units (other than unallocated or forfeited Existing Sunlight Units and subject to the required escrow of consideration in respect of provisionally vested Class C Units or equity award units of Sunlight) will receive consideration consisting of:

(i)	shares of Class A common stock, par value $0.0001 per share, of Spartan (“Class A Common Stock”), which will be issued to the owners of equity interests in the Blockers pursuant to the Blocker Mergers (as defined below) and to holders of vested Sunlight equity award units and in respect of holders of provisionally vested Sunlight equity award units to an escrow agent to be held in escrow pending satisfaction of applicable time vesting provisions;

(ii)	a new class of common units representing limited liability company interests in Sunlight (“Class EX Units”), which will be issued to (a) certain of the Unblocked Sunlight Unitholders holding Class C Units pursuant to the OpCo Merger (as defined below), which together with a corresponding number of shares of Class C Common Stock (as defined below) will be exchangeable for Class A Common Stock on a one-for-one basis and (b) to an escrow agent to be held in escrow in respect of provisionally vested Sunlight Class C Units held by Unblocked Sunlight Unitholders holding Class C Units, together with a corresponding number of shares of Class C Common Stock, subject to additional time vesting and to the release of such escrowed securities over time as the time vesting requirements are satisfied;

(iii)	shares of a new class of common stock of Spartan designated as Class C common stock, par value $0.0001 per share (“Class C Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which will have no economic rights but will be entitled to vote as a class with the Class A Common Stock, and which will be issued to certain of the Unblocked Sunlight Unitholders or, in the case of Unblocked Sunlight Unitholders holding provisionally vested Class C Units, into escrow as described above, pursuant to the OpCo Merger, with the aggregate number of shares of Class C Common Stock issued being equivalent to the number of Class EX Units issued pursuant to the OpCo Merger;

(iv)	with respect to the owners of the equity interests in the Blockers and Unblocked Sunlight Unitholders that own member interests in Sunlight, rights under the Tax Receivable Agreement described below; and

(v)	cash.

The total consideration to be received by owners of the Blockers and the Unblocked Sunlight Unitholders at the Closing pursuant to the Transactions (the “Total Sunlight Owner Transaction Consideration”) will consist of:

(i)	an amount of cash equal to, (a) as of the Reference Time (as defined in the Business Combination Agreement): (x) the amount of immediately available funds available for release to Spartan (net of the payments required to be made to the Redeeming Stockholders (as defined in the Business Combination Agreement)) in Spartan’s trust account (the “Trust Account”), plus (y) the amount of cash held by Spartan without restriction outside of the Trust Account, plus (z) the amount cash to be paid to Spartan pursuant to the Subscription Agreements (as defined below) (clauses (x), (y) and (z), collectively, “Acquiror Cash”) less (b) $50,000,000, less (c) the amount of all unpaid transaction expenses of Sunlight and Spartan as of the Closing (the “Total Cash Consideration”);

(ii)	an aggregate number of shares in the form of Class A Common Stock and Class EX Units/Class C Common Stock (each of which will be exchangeable for Class A Common Stock on a one-for-one basis) equal to the quotient of (a) the excess of (x) $1,175,000,000 over (y) the Total Cash Consideration, and (b) $10.00 (the “Total Equity Consideration”); and

(iii)	rights under the Tax Receivable Agreement described below.

In order to give effect to the Up-C structure, pursuant to the Transactions: (i) the Total Sunlight Owner Transaction Consideration will be allocated among the equity owners of the Blockers and the Unblocked Sunlight Unitholders in accordance with the provisions of the Business Combination Agreement and the existing limited liability company agreement of Sunlight (such allocation, the “Consideration Allocation”); and (ii) Spartan will directly or indirectly through its wholly owned subsidiaries receive the Spartan Transaction Consideration (as defined below).

The total consideration to be received by Spartan directly or indirectly through its wholly owned subsidiaries at the Closing pursuant to the Transactions (the “Spartan Transaction Consideration”) will consist of (i) a number of units representing limited liability company interests in Sunlight designated as “Class X Units” equal to the number of shares of Class A Common Stock that will be outstanding immediately after the Closing and (ii) warrants to purchase a number of Class X Units equal to the number of warrants to purchase shares of Class A Common Stock that will be outstanding immediately after the Closing. The Spartan Transaction Consideration will be issued to Spartan pursuant to the OpCo Merger and certain subsequent contributions by Spartan.

Each Class EX Unit will be exchangeable, together with one share of Class C Common Stock, for one share of Class A Common Stock at the option of the holder, subject to certain restrictions.

At the Closing, pursuant to the terms of Spartan’s certificate of incorporation, each outstanding share of Class B common stock, par value $0.0001 per share, of Spartan (the “Class B Common Stock”), other than any forfeited at the Closing pursuant to the Founders Stock Agreement (as defined below), will convert automatically into one share of Class A Common Stock (the “Class B Conversion”). Following the Closing, there will no longer be shares of Class B Common Stock outstanding.

Amended and Restated Certificate of Incorporation

Prior to the Closing, Spartan will adopt an amended and restated certificate of incorporation (the “Restated Spartan Charter”), providing for, among other things, the creation of the Class C Common Stock.

The Transactions

The Transactions will involve three principal components that will occur pursuant to the Business Combination Agreement at the Closing, each of which is described below.

Opco Merger

OpCo Merger Sub will be merged with and into Sunlight (the “OpCo Merger”) with Sunlight surviving the OpCo Merger and after which all of the equity of Sunlight will be owned by the Blockers, the Unblocked Sunlight Unitholders, including the owners of vested Existing Sunlight Units, and on behalf of the owners of provisionally vested Existing Sunlight Units by the escrow agent, and Spartan. At the effective time of the OpCo Merger (the “OpCo Merger Effective Time”), all of the Existing Sunlight Units (other than unallocated or forfeited Existing Sunlight Units) that are held by Unblocked Sunlight Unitholders will be exchanged for an aggregate number of Class EX Units/Class C Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation (provided that the Class EX Units/Class C Common Stock exchanged for provisionally vested Existing Sunlight Units will be issued to the escrow agent subject to the satisfaction of applicable time vesting requirements).

Blocker Mergers

The Blocker Mergers consist of the following: (i) FTV Blocker will merge with and into MergerCo1, with FTV Blocker Surviving as a wholly owned subsidiary of Spartan (the “First FTV Blocker Merger”), (ii) FTV Blocker will merge with and into Holdings I, with Holdings I surviving the merger as a wholly owned subsidiary of Spartan (the “Second FTV Blocker Merger” and together with the First FTV Blocker Merger, the “FTV Blocker Mergers”), (iii) Tiger Blocker will merge with and into MergerCo2, with Tiger Blocker surviving as a wholly owned subsidiary of Spartan (the “First Tiger Blocker Merger”), (iv) Tiger Blocker will merge with and into Holdings II, with Holdings II surviving the merger as a wholly owned subsidiary of Spartan (the “Second Tiger Blocker Merger” and together with the First Tiger Blocker Merger, the “Tiger Blocker Mergers,” and together with the FTV Blocker Mergers, the “Blocker Mergers”). At the effective time of the Blocker Mergers (the “Blocker Mergers Effective Time”), the equity interests of each of the Blockers issued and outstanding immediately prior to the Blocker Mergers Effective Time will be exchanged for shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation.

Except for the Class B Conversion and the surrender of Class B Common Stock pursuant to the Founders Stock Agreement, if applicable, the capital stock and warrants of Spartan issued and outstanding immediately prior to the Blocker Mergers Effective Time will remain outstanding and be unaffected by the Blocker Mergers.

Spartan Contribution

Immediately following the Blocker Mergers Effective Time, Spartan will contribute all of its remaining assets (other than the membership interests in each of Holdings I and Holdings II) to Spartan Sub, and Spartan Sub in turn will contribute such assets to Sunlight in exchange for additional Class X Units and a number of warrants of Sunlight equal to the number of outstanding warrants to purchase Class A Common Stock.

Representations, Warranties and Covenants; Indemnification

The Business Combination Agreement contains customary representations and warranties by the parties thereto, as more particularly set forth in the Business Combination Agreement. The Business Combination Agreement also contains customary pre-Closing covenants of the parties requiring that, among other things, (i) Spartan, the Spartan Subsidiaries, Sunlight and the Blockers will conduct their respective businesses in the ordinary course through the consummation of the Transactions and refrain from taking certain specified actions, subject to certain exceptions, without the prior written consent of certain counterparties to the Business Combination Agreement, (ii) Spartan will use its reasonable best efforts to keep the Class A Common Stock and warrants listed for trading on the New York Stock Exchange (the “NYSE”) until the Closing and to cause the shares of Class A Common Stock to be issued in connection with the Transactions to be approved for listing on the NYSE at the Closing, (iii) Spartan and Sunlight will (x) not solicit or negotiate with third parties regarding alternative transactions and will comply with certain related restrictions and (y) cease discussions regarding alternative transactions and (iv) Spartan and Sunlight will jointly prepare (and Spartan will file with the Securities and Exchange Commission (the “SEC”)) a registration statement on Form S-4 (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”) the shares of Class A Common Stock and Class C Common Stock to be issued to Sunlight’s owners and equity award owners in connection with the Transactions. The Registration Statement will contain a proxy statement for the purpose of soliciting proxies from Spartan’s stockholders to vote in favor of adoption and approval of the Required Spartan Proposals (as defined below) and certain other matters at a meeting of Spartan’s stockholders (the “Spartan Stockholders’ Meeting”).

The Business Combination Agreement does not provide for indemnification with respect to any of the representations and warranties of the parties thereto.

Conditions to the Parties’ Obligations to Consummate the Business Combination

Mutual

Under the Business Combination Agreement, the obligations of the parties to consummate the Transactions are subject to a number of conditions to Closing, including the following: (i) the requisite approval by Spartan’s stockholders shall have been obtained; (ii) the delivery of a written consent executed by the requisite Sunlight unitholders sufficient to approve and adopt the Business Combination Agreement and the Transactions; (iii) the absence of specified adverse laws, injunctions or orders; (iv) all required filings under the Hart Scott Rodino Antitrust Improvement Act of 1976 shall have been completed and any applicable waiting period applicable to the Transactions shall have expired or been terminated; and (v) the Registration Statement shall have been declared effective by the SEC under the Securities Act.

Spartan and Spartan Subsidiaries

The obligations of Spartan and the Spartan Subsidiaries to consummate the Transactions are subject to the satisfaction or waiver (where permissible) by Spartan of the following additional conditions: (i) the accuracy of representations and warranties of Sunlight, FTV Blocker and Tiger Blocker as determined in accordance with the Business Combination Agreement; (ii) the compliance in all material respects by each of Sunlight, FTV Blocker and Tiger Blocker with their respective covenants under the Business Combination Agreement; (iii) the delivery by Sunlight, FTV Blocker and Tiger Blocker of the documents and certificates required to be delivered by such parties at the Closing; (iv) the net tangible assets held by Spartan in the aggregate shall be equal to at least $5,000,001; (v) the closing of the PIPE (as defined below) having occurred prior to or in connection with the OpCo Merger Effective Time; (vi) (x) certain required notice filings, consents, approvals and authorizations having been made with or requested from the applicable governmental authorities, (y) no stop, cease and desist or similar written communication, notification or order shall have been received from, or other legal requirement that would have a material and adverse economic impact on Sunlight shall have been imposed by, certain governmental authorities and (z) certain required consents, approvals and authorizations shall have been obtained from the applicable governmental authorities and (vii) no Company Material Adverse Effect (as defined in the Business Combination Agreement) has occurred.

Sunlight, FTV Blocker and Tiger Blocker

The obligations of Sunlight, FTV Blocker and Tiger Blocker to consummate the Transactions are subject to the satisfaction or waiver (where permissible) by Sunlight of the following additional conditions: (i) the accuracy of the representations and warranties of Spartan and the Spartan Subsidiaries as determined in accordance with the Business Combination Agreement; (ii) the compliance in all material respects by each of Spartan and the Spartan Subsidiaries with their respective covenants under the Business Combination Agreement; (iii) the delivery by Spartan and the Spartan Subsidiaries of the documents and certificates required to be delivered by such parties at the Closing; (iv) the shares of Class A Common Stock issuable in connection with the Transactions having been listed on the NYSE or another national securities exchange mutually agreed to by the parties; (v) MergerCo2 having elected to be taxed as a corporation; (vi) the Total Cash Consideration must be no less than $375,000,000 (the “Minimum Cash Condition”) and (vii) after giving effect to the payment by Spartan of certain Spartan and Sunlight transaction expenses and excluding the amount of the Total Cash Consideration, the amount of Acquiror Cash shall be no less than $50,000,000 (the “Minimum Retained Cash Condition”).

Termination Rights

The Business Combination Agreement may be terminated at any time prior to the OpCo Merger Effective Time by mutual written consent of Spartan and Sunlight and in certain other limited circumstances, including if the OpCo Merger has not been consummated by July 22, 2021.

Either Spartan or Sunlight may also terminate the Business Combination Agreement if the requisite approval and adoption by Spartan’s stockholders of (i) the Business Combination Agreement, the OpCo Merger, the Blocker Mergers and the other Transactions; (ii) the issuance of Class A Common Stock and Class C Common Stock as contemplated by the Business Combination Agreement and the Subscription Agreements; (iii) the Restated Spartan Charter; and (iv) any other proposals Spartan deems necessary to effectuate the Transactions (collectively, the “Required Spartan Proposals”) are not obtained at the Spartan Stockholders’ Meeting, subject to an adjournment of such meeting for up to 30 days. Additionally, Spartan may terminate the Business Combination Agreement if Sunlight does not deliver to Spartan within two business days of the Registration Statement becoming effective, the Written Consent (as defined below) from the Requisite Sunlight Members (as defined below). In addition, Sunlight can terminate the Business Combination Agreement if Spartan’s board of directors withdraws its recommendation that Spartan stockholders vote in favor of the Required Spartan Proposals or, subject to certain limitations, the Minimum Cash Condition or Minimum Retained Cash Condition is not satisfied.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful and intentional material breach of the Business Combination Agreement by a party thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Sunlight, Spartan, the Spartan Subsidiaries or the Blockers. In particular, the assertions embodied in representations and warranties by Sunlight, Spartan, the Spartan Subsidiaries and the Blockers contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Sunlight, Spartan, the Spartan Subsidiaries or the Blockers. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Spartan’s public disclosures.

Sunlight Support Agreement

In connection with the entry into the Business Combination Agreement, on January 23, 2021, certain members of Sunlight whose approval is sufficient to approve and adopt the Business Combination Agreement and the Transactions on behalf of Sunlight’s members (the “Requisite Sunlight Members”), entered into a support agreement, pursuant to which, among other things, the Requisite Sunlight Members agreed to execute and deliver a written consent approving the Business Combination Agreement and the Transactions (the “Written Consent”) within two business days after the effectiveness of the Registration Statement and to vote in favor of the approval and adoption of the Business Combination Agreement and the Transactions.

Founders Stock Agreement

In connection with the entry into the Business Combination Agreement, but effective as of the Closing, Spartan, Spartan Acquisition Sponsor II LLC (the “Sponsor”), and the other holders of Class B Common Stock (together with the Sponsor, collectively, the “Founders”) entered into a Founders Stock Agreement (the “Founders Stock Agreement”), pursuant to which, among other things, subject to and effective immediately prior to the Closing, the Sponsor agreed to surrender up to 25% of the Class B Common Stock held by the Sponsor (at a 1:4 ratio to the percentage, if any, of redemptions by holders of Class A Common Stock); provided that no such surrender shall occur unless more than 5% of the outstanding shares of Class A Common Stock are actually redeemed by Spartan.

The foregoing description of the Founders Stock Agreement is qualified in its entirety by reference to the full text of the form of the Founders Stock Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Amendment to Letter Agreement

In connection with the execution of the Business Combination Agreement, on January 23, 2021, Spartan, the Sponsor and certain other members of Spartan’s board of directors and/or management team (the “Insiders”) entered into an amendment (the “Letter Agreement Amendment”) to that certain Letter Agreement (the “Existing Letter Agreement”) dated as of November 24, 2020, by and among Spartan, the Sponsor and the Insiders, pursuant to which the Sponsor and each Insider will agree, effective as of the Closing and subject to certain exceptions, to modify the lock-up restrictions set forth in the Existing Letter Agreement as follows:

(i)	80% of the Class B Common Stock (including any shares of Class A Common Stock issued in respect of the conversion of such Class B Common Stock upon the consummation of a Business Combination (as defined in the Existing Letter Agreement)) held by it, him or her will be restricted from Transfer (as defined in the Letter Agreement Amendment) until the one-year anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 150 days after the consummation of a Business Combination or (b) Spartan consummates a transaction which results in all of Spartan’s stockholders having the right to exchange their shares of Common A Common Stock and Class B Common Stock for cash, securities or other property; and

(ii)	20% of the Class B Common Stock (including any shares of Class A Common Stock issued in respect of the conversion of such Class B Common Stock upon the consummation of a Business Combination) held by it, him or her will be restricted from Transfer until the six-month anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period ending at least 90 days after the consummation of a Business Combination or (b) Spartan consummates a transaction which results in all of Spartan’s stockholders having the right to exchange their shares of Common A Common Stock and Class B Common Stock for cash, securities or other property.

The foregoing description of the Letter Agreement Amendment is qualified in its entirety by reference to the full text of the form of the Letter Agreement Amendment, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreements

Pursuant to the Business Combination Agreement, at the Closing:

(i)

Tiger Infrastructure Partners Sunlight Feeder LP (“Tiger IPSF”), Tiger Infrastructure Partners Co-Invest B, LP (together with Tiger IPSF, “Tiger”) and FTV V, L.P. (“FTV”) have agreed to the same lock-up restrictions applicable to the Sponsor and the Insiders as described above under “Amendment to Letter Agreement;”

(ii)	all Sunlight employees and former employees who, as of immediately after the Closing, will hold 100,000 shares or more of Class A Common Stock or Sunlight Class EX Units, will agree that: (x) 20% of the Class A Common Stock or Class EX Units/Class C Common Stock (as applicable, “Restricted Stock”) held by it, him or her will be subject to lock-up transfer restrictions until the one-year anniversary of the Closing, with the potential for Early Release (as defined below) after six months following the Closing and (y) 80% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 15-month anniversary of the Closing, with the potential for Early Release after 9 months following the Closing;

(iii)	certain executives of Sunlight will agree that: (a) 20% of the Restricted Stock held by it, him or her will subject to lock-up transfer restrictions until the 16-month anniversary of the Closing, with the potential for Early Release after 9 months following the Closing and (b) 80% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 20-month anniversary of the Closing, with potential for Early Release after 14 months following the Closing; and

(iv)	all other persons who hold equity or equity-based awards in respect of less than 100,000 shares of Restricted Stock as of immediately prior to at the Closing, will agree that 100% of the Restricted Stock held by it, him or her will be subject to subject to lock-up transfer restrictions until the six-month anniversary of the Closing; provided that, with respect to any such person that is not a Sunlight employee, Sunlight will request and use commercially reasonable efforts to obtain such agreement from such person;

subject to exceptions to be included in such lock-up agreements for “net settlement” of distributions of Class A Common Stock to holders of certain company awards as contemplated by Section 2.02(e) of the Business Combination Agreement in respect of applicable tax withholding obligations and the ability of the holders of LTIP Units (as defined in the Business Combination Agreement) to “sell to cover” any remaining tax obligation.

For purposes of the foregoing lock-up arrangements, “Early Release” is achieved if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at the period specified above after the Closing.

Investor Rights Agreement

In connection with the Closing, Spartan, the Sponsor, Tiger, FTV and certain holders party thereto (collectively, the “Holders”), will enter into an investor rights agreement (the “Investor Rights Agreement”) that will (i) terminate that certain Registration Rights Agreement dated November 24, 2020, (ii) grant certain resale registration rights with respect to (A) the warrants to purchase shares of Class A Common Stock previously issued to the Sponsor in connection with the initial public offering (the “Private Placement Warrants”) (including any shares of Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (B) any outstanding shares of Class A Common Stock held by a Holder at any time, whether held on the date hereof or acquired after the date hereof, (C) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of Spartan issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to Spartan by a Holder, (D) any shares of Class A Common Stock issued or issuable upon exchange of Class EX Units and Class C Common Stock issued to a Holder under the Business Combination Agreement and (E) any other equity security of Spartan issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, and (iii) grant governance rights to certain of the Holders.

Pursuant to the Investor Rights Agreement, Spartan will agree that, within 30 calendar days after the Closing, Spartan will file with the SEC (at Spartan’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Holders (the “Holders Registration Statement”), and Spartan will use its reasonable best efforts to have the Holders Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, Tiger and FTV can demand up to three underwritten offerings in the aggregate and the Sponsor can demand up to one underwritten offering. Each Holder will be entitled to customary piggyback registration rights.

The Investor Rights Agreement will provide that upon the Closing, the board of directors of Spartan will consist of nine directors, divided into three classes serving staggered three-year terms. Pursuant to the Investor Rights Agreement, Spartan will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the following nominees to be elected to serve as director on the board of directors of Spartan:

(i)	if the Sponsor and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such person owned immediately following the Closing, one nominee designated by the Sponsor;

(ii)	if FTV and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such person owned immediately following the Closing, one nominee designated by FTV; and

(iii)	if Tiger and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such person owned immediately following the Closing, one nominee designated by Tiger.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the form of Investor Rights Agreement, a copy of which is included as Exhibit L to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Tax Receivable Agreement

In connection with the Closing, Spartan will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with the current owners of the equity interests in the Blockers and the Unblocked Sunlight Unitholders (the “TRA Holders”) and the Agent (as defined therein). The Tax Receivable Agreement generally will provide for the payment by Spartan to the Agent, for disbursement to the TRA Holders on a pro rata basis, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Spartan actually realizes (or is deemed to realize in certain circumstances) in periods after the business combination as a result of (i) certain increases in tax basis that occur as a result of Spartan’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a holder’s Sunlight units upon the exercise of the redemption or call rights set forth in a Fifth Amended and Restated Limited Liability Agreement of Sunlight and (ii) imputed interest deemed to be paid by Spartan as a result of, and additional tax basis arising from, any payments Spartan makes under the Tax Receivable Agreement. Spartan will retain the benefit of the remaining 15% of these net cash savings.

The Tax Receivable Agreement will generally provide for payments to be made as Spartan realizes actual cash tax savings in periods after the business combination from the tax benefits covered by the Tax Receivable Agreement. However, the Tax Receivable Agreement will provide that if Spartan elects to terminate the Tax Receivable Agreement early (or it is terminated early due to Spartan’s failure to honor a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control), Spartan is required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement), and such payment is expected to be substantial. In the case of an early termination upon a change of control, such early termination payment may, at Spartan’s election, be paid ratably over the two-year period following the change of control.

The foregoing description of the Tax Receivable Agreement is qualified in its entirety by the terms of the Form of Tax Receivable Agreement, a copy of which is included as Exhibit B to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, on January 23, 2021, Spartan entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and Spartan agreed to sell to the Subscribers, an aggregate of 25,000,000 shares of Class A Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $250,000,000, in a private placement (the “PIPE”).

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the concurrent consummation of the Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, Spartan agreed that, within 30 calendar days after the consummation of the Transactions, Spartan will file with the SEC (at Spartan’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and Spartan will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, the form of which is filed as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Spartan that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On January 25, 2021, Spartan and Sunlight issued a joint press release announcing the execution of the Business Combination Agreement and that investors may listen to a pre-recorded webcast regarding the proposed business combination on January 25, 2021, at 9:00 am Eastern Time (the “Webcast”). A copy of the press release, which includes information regarding the Webcast, is attached hereto as Exhibit 99.1 and incorporated herein by reference. A copy of the script for the Webcast is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Transactions.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Spartan under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

Important Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Transactions, Spartan will file the Registration Statement with the SEC. Additionally, Spartan will file other relevant materials with the SEC in connection with the Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement will be mailed to the stockholders of Spartan. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Spartan AND SUNLIGHT are urged to read the Registration Statement, the Proxy Statement (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) and OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report Form 8-K.

Participants in the Solicitation

Spartan and its directors and officers may be deemed participants in the solicitation of proxies of Spartan’s shareholders in connection with the Transactions. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s final prospectus filed with the SEC on November 27, 2020 in connection with Spartan’s initial public offering and other relevant materials to be filed with the SEC in connection with the Transactions when they become available. Information concerning the interests of Spartan’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the Transactions when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act. All statements, other than statements of present or historical fact included in this Current Report on Form 8-K, regarding Spartan’s proposed acquisition of Sunlight and Spartan’s ability to consummate the transaction, are forward-looking statements. When used in this Form 8-K, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and Sunlight disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Current Report on Form 8-K. Spartan and Sunlight caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or Sunlight. In addition, Spartan cautions you that the forward-looking statements contained in this Current Report on Form 8-K are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the Transactions or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or Sunlight following announcement of the Transactions; (iii) the inability to complete the Transactions due to the failure to obtain approval of the shareholders of Spartan, or other conditions to Closing in the agreements related to the Transactions; (iv) the risk that the Transactions disrupt Spartan’s or Sunlight’s current plans and operations as a result of the announcement of the Transactions; (v) Sunlight’s ability to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition and the ability of Sunlight to grow and manage growth profitably following the Transactions; (vi) costs related to the Transactions; (vii) changes in applicable laws or regulations; and (viii) the possibility that Sunlight may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this Current Report on Form 8-K, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the SEC, including its Current Reports on Form 8-K, as well as the Registration Statement that Spartan intends to file with the SEC in connection with Spartan’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1*	Business Combination Agreement, dated as of January 23, 2021, by and among Spartan, the Spartan Subsidiaries, FTV Blocker, Tiger Blocker and Sunlight.
10.1	Founders Stock Agreement.
10.2	Letter Agreement Amendment.
10.3	Form of Subscription Agreement.
99.1	Press Release, dated January 25, 2021.
99.2	Conference Call Script.
99.3	Investor Presentation.

*	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 25, 2021

SPARTAN ACQUISITION CORP. II

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer